UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the month of December, 2018

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

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550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

Results of the annual general meeting of shareholders:

On December 20, 2018, the Company held its 2018 annual general meeting in Douglas, Isle of Man. All of the resolutions submitted to the Company’s shareholders at the 2018 annual general meeting were duly approved and passed:

•	Adoption of the Company’s annual report and accounts on Form 20-F for the year ended March 31, 2018, together with the reports of the auditors and the directors thereon, as filed with the U.S. Securities and Exchange Commission.
•	Re-appointment of Mr. Sunil Lulla as a Director of the Company.
•	Re-appointment of Ms. Jyoti Deshpande as a Director of the Company.
•	Re-appointment Grant Thornton India LLP as auditors for the purposes of undertaking the audit of the Company’s annual report and accounts for the year ending March 31, 2019, in accordance with Public Company Accounting Oversight Board standards, to hold office from the conclusion of the annual general meeting to the conclusion of the next annual general meeting at which the accounts are laid before the Company, at a remuneration to be determined by the Directors of the Company.
•	Adoption of the Articles of Association provided to shareholders as part of the proxy materials for the annual general meeting in substitution for the current Articles of Association of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2018	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer